UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Steel Vault Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
45171V109
(CUSIP Number)
William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 20, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45171V109

1	NAMES OF REPORTING PERSONS Blue Moon Energy Partners LLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		2,678,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,678,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,678,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32%

14	TYPE OF REPORTING PERSON

	OO
(1) Blue Moon Energy Partners LLC is owned by R&R Consulting Partners LLC (50%), Barry Edelstein (16.67%), Jeffrey Cobb (16.67%) and William Caragol (16.67%). R&R Consulting Partners LLC is controlled by Scott R. Silverman.

CUSIP No.	45171V109
Item 1. Security and Issuer
This Amendment No. 2 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of Steel Vault Corporation, formerly known as IFTH Acquisition Corp., a Delaware corporation (“Steel Vault”), and is being filed on behalf of Blue Moon Energy Partners LLC (“Blue Moon”) to amend the Schedule 13D that was originally filed on August 11, 2008, as amended on November 10, 2008 with the Securities and Exchange Commission. Information reported in the original filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 2.
Scott R. Silverman, who controls a member of Blue Moon, R&R Consulting Partners LLC, and who is a manager of Blue Moon, and William J. Caragol, a member and manager of Blue Moon, together with Blue Moon may be deemed to have become members of a group with respect to the shares of common stock, par value $0.01, of Steel Vault (the “Shares”) beneficially owned by them; however, the reporting person disclaims membership in a group. This Amendment constitutes a separate filing on Schedule 13D by Blue Moon in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Messrs. Silverman and Caragol are responsible solely for the information contained in their filings on Schedule 13D. See Item 5 for additional information regarding the Shares that Messrs. Silverman and Caragol may be deemed to beneficially own.
Item 3. Source and Amount of Funds or Other Consideration
See the description of the financing transaction contained in “Item 4. Purpose of Transaction” below, which is incorporated herein by reference.
Item 4. Purpose of Transaction
On March 20, 2009, Blue Moon and Steel Vault entered into a Secured Convertible Promissory Note (the “Note”) for $190,000. The unpaid principal and accrued and unpaid interest under the Note can be converted at any time into common stock of Steel Vault at a price of $0.44 per share. As part of the consideration for the Note, Steel Vault granted to Blue Moon a Common Stock Purchase Warrant, dated March 20, 2009 (the “Warrant”) to purchase 108 thousand shares of Steel Vault common stock at a price of $0.44 per share, which Warrant is currently exercisable. A copy of the Note and Warrant are attached hereto as Exhibit 1 and Exhibit 2, respectively. The description of certain terms of the Note and Warrant set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Note and Warrant.
Except as set forth in this Item 4, Blue Moon has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The following information amends and restates the information previously provided in Item 5.
(a) and (b) Blue Moon beneficially owns 2,678,000 Shares, representing 32% of the outstanding common stock of Steel Vault. Blue Moon has the sole power to vote and dispose of all of these Shares. Each of the managers of Blue Moon beneficially own shares of common stock as follows:

	Potential
	Deemed				Potential
	Ownership		Total Potential		Deemed
	Through	Other shares	Deemed		Ownership
Manager	Blue Moon	held	Ownership		Percentage
Scott R. Silverman	2,678,000	1,550,000	4,228,000	(1)	47.5%
William J. Caragol	2,678,000	800,000	3,478,000	(2)	41.1%

(1)	Includes 450,000 options exercisable for Shares of Steel Vault. Mr. Silverman has sole voting power and dispositive power over all of these Shares.

(2)	Mr. Caragol has sole voting power and dispositive power over all of these Shares.

CUSIP No.	45171V109
(c) On March 20, 2009, Blue Moon entered into a debt financing transaction with Steel Vault, whereby Blue Moon invested $190,000 into the Company. In connection with the financing transaction, Blue Moon received a Warrant to purchase 108,000 shares of Steel Vault common stock at a price of $0.44 per share.
Except for the transactions described herein, to the best of Blue Moon’s knowledge as of the date hereof, neither Blue Moon nor any of its managers named above has effected any transaction in Shares of Steel Vault during the past 60 days.
(d) Blue Moon and its members, William J. Caragol, Barry Edelstein, Jeffrey Cobb and R&R Consulting Partners LLC, and its controlling member, Scott R. Silverman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Steel Vault common stock deemed to be beneficially owned by Blue Moon.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The description of the terms of the Note and Warrant described in “Item 4. Purpose of Transaction” is herein incorporated by reference.
Item 7. Material to be Filed as Exhibits
All exhibits to the original Schedule 13D, as amended, are incorporated herein by reference.

Exhibit 1	Secured Convertible Promissory Note between Blue Moon Energy Partners LLC and Steel Vault Corporation dated March 20, 2009*

Exhibit 2	Warrant to Purchase Common Stock of Steel Vault Corporation, dated March 20, 2009*

*	Incorporated by reference to the Current Report on Form 8-K filed by Steel Vault Corporation on March 24, 2009 with the Securities and Exchange Commission.

CUSIP No.	45171V109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2009

BLUE MOON ENERGY PARTNERS LLC

By:	/s/ William J. Caragol Name: William J. Caragol Title: Manager